UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                              For July 13, 2005



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated July 13, 2005  -  Bunzl Board Change





                                                                    13 July 2005

                                BUNZL BOARD CHANGE


Further to the announcement on 2 June 2005, Bunzl plc today announces that Christoph Sander has resigned from the Board with immediate effect and will be leaving the Group on 10 January 2006.

Commenting on Mr Sander's resignation, Anthony Habgood, Chairman of Bunzl, said:

"I would like to thank Christoph for his great contribution to Bunzl over the last 12 years. During this time he has successfully developed Outsourcing Services Europe & Australasia from its inception in 1993 into a business covering 11 countries and with sales of GBP1,025.6 million and operating profit of GBP78.7 million in 2004. We wish him every success in the future."



Enquiries:

Bunzl plc                                          Finsbury
Anthony Habgood, Chairman                          Roland Rudd
David Williams, Finance Director                   Morgan Bone
Tel: 020 7495 4950                                 Tel: 020 7251 3801




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  July 13, 2005                          By:__/s/ Anthony Habgood__

                                              Title:   Chairman